SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Argo Group International Holdings, Ltd.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G0464B107
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

One Embarcadero Center, Suite 1140

San Francisco, California 94111

(415) 489-2600

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,317,697
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,317,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,317,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,317,697
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,317,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,317,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,700*
	8	SHARED VOTING POWER 3,317,697
	9	SOLE DISPOSITIVE POWER 1,700*
	10	SHARED DISPOSITIVE POWER 3,317,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,319,397
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

* Upon the appointment of Mr. Plants to the Board, he was granted a pro-rated 2022 restricted stock award of 1,700 shares on September 9, 2022.

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on February 25, 2019 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on March 8, 2019 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on October 15, 2019 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on November 7, 2019 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on November 26, 2019 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on December 23, 2019 (“Amendment No. 6”), Amendment No. 7 filed with the SEC on January 2, 2020 (“Amendment No. 7”), Amendment No. 8 filed with the SEC on March 20, 2020 (“Amendment No. 8”), Amendment No. 9 filed with the SEC on April 17, 2020 (“Amendment No. 9”) and Amendment No. 10 filed with the SEC on August 8, 2022 (“Amendment No. 10,” and together with the Original Schedule 13D, Amendment Nos. 1 through 9, and this Amendment No. 11, the “Schedule 13D”) with respect to the common shares, $1.00 par value (the “Common Shares”), of Argo Group International Holdings, Ltd., a Bermuda exempted company limited by shares (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 11 have the meanings set forth in the Schedule 13D. This Amendment No. 11 amends Items 4, 5, 6, and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 8, 2023, the Issuer, Brookfield Reinsurance Ltd., a Bermuda exempted company limited by shares (“Brookfield”), and BNRE Bermuda Merger Sub Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Brookfield (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for the merger of Merger Sub with and into the Issuer, with the Issuer being the surviving entity in such merger and a wholly owned subsidiary of Brookfield thereafter (the “Merger”).

In connection with the Merger Agreement, on February 8, 2023, Voce Capital Management entered into a Voting and Support Agreement with the Issuer and Brookfield (the “Support Agreement”). Pursuant to the Support Agreement, Voce Capital Management, among other things, agreed to (i) vote its Covered Shares (as such term is defined in the Support Agreement) and when a written consent is proposed, respond to each request by the Issuer for written consent and consent (a) in favor of the approval of the Merger Agreement, the Merger, the Statutory Merger Agreement (as defined in the Support Agreement) and any other matters necessary to secure the Required Shareholder Approval (as such term is defined in the Support Agreement); and (b) against (i) any action or agreement that would reasonably be expected to (x) result in any of the conditions precedent under the Merger Agreement not being satisfied or (y) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement and (ii) any Takeover Proposal (as such term is defined in the Support Agreement), or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, frustrate, delay, interfere with or materially and adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing summary of the Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 8, 2023 and incorporated herein by reference.

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 35,055,498 Common Shares outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) No Reporting Person has effected any transaction in the Common Shares within the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 12	Voting and Support Agreement, dated February 8, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on February 8, 2023).

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants